July 20, 2018	Robert M. Schmidt T: 617-951-7831 F: 617-235-9425 Robert.Schmidt@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. David L. Orlic, Esq.

Re:	AllianzGI Convertible & Income Fund (File Nos. 333-225293 and 811-21284)

and

AllianzGI Convertible & Income Fund II (File Nos. 333-225290 and 811-21338)

Dear Mr. Orlic:

Thank you for your letter, dated June 28, 2018 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on (i) the Registration Statement on Form N-2 (the “NCV Registration Statement”) relating to an offering (the “NCV Offering”) of preferred shares of beneficial interest by AllianzGI Convertible & Income Fund (“NCV”) and (ii) the Registration Statement on Form N-2 (the “NCZ Registration Statement” and, together with the NCV Registration Statement, the “Registration Statements”) relating to an offering (the “NCZ Offering” and, together with the NCV Offering, the “Offerings”) of preferred shares of beneficial interest by AllianzGI Convertible & Income Fund II (“NCZ” and, together with NCV, the “Funds”). The Registration Statements were filed with the SEC on May 30, 2018.

The following sets forth the Staff’s comments and the Funds’ responses thereto. The responses will be reflected, to the extent applicable, in pre-effective amendments to the Registration Statements (collectively, the “Pre-Effective Amendments”) to be filed on or shortly after the date hereof. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statements.

Prospectus

General

1.	Comment: Arrangements described in the prospectus and/or SAI for cover of senior security positions, in some cases, do not appear to be consistent with existing

Commission or Staff guidance. Please revise the disclosure consistent with such guidance or provide the basis for your positions. In addition, please limit this disclosure to derivatives the Funds utilize or intend to utilize. See Letter of Barry Miller (SEC) to Karrie McMillan (ICI) (July 20, 2010). We note without limitation the following sections describing cover positions:

•	Disclosure regarding reverse repurchase agreements on the top of page 9[1];

•	Disclosure regarding credit default swaps on the top of page 43 (we note in particular the proposal to use offsetting positions). In this regard, the Staff takes the position that the Funds must segregate the full notional amount when the protection seller and unpaid premiums plus the amount of any early termination penalty when the protection buyer;

•	Disclosure regarding cover of numerous instruments in the middle of the second full paragraph on page 50;

•	Disclosure regarding options on securities and indexes on page 15 of the SAI;

•	Disclosure regarding futures and futures options on page 20 of the SAI; and

•	Disclosure regarding cover of numerous instruments at the bottom of page 63 of the SAI.

Please also clarify the disclosure appearing throughout the prospectus to the effect that “[the] Fund may (but is not required to) cover its commitments…” to specify that the Funds must either satisfy the applicable asset coverage test or cover commitments in accordance with Commission or Staff guidance.

Response: The Funds have reviewed the derivatives-related disclosure in the Registration Statements and believe that this disclosure is consistent with the referenced July 20, 2010 letter.

With regard to the specific disclosures referenced by the Staff in its comment, the Funds respond as follows:

Disclosure regarding reverse repurchase agreements on the top of page 9

The Funds have revised the relevant disclosure as shown on Exhibit A.

Disclosure regarding credit default swaps on the top of page 43

The Funds note that, per SEC Staff guidance, including Investment Company Act Release No. 10666 (Apr. 18, 1979) (the “10666 Release”) and Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC Staff No-Action Letter (publicly available June 22, 1987) (“Dreyfus”), trading practices involving contractual obligations to pay in the future are subject to the requirements of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) and should be treated as “senior securities” unless: (i) the fund segregates liquid assets

[1]	Page numbers included in the Staff comments refer to the NCV Registration Statement.

designated as such on the fund’s records with a value equal to the fund’s contractual obligations, determined daily on a marked-to-market basis; or (ii) the fund “covers” its obligations (e.g., a fund with a short position in a futures contract could “cover” its obligations by entering into an offsetting transaction whereby it owns the instruments or currency underlying the contract in an amount sufficient to satisfy its obligations thereunder). By way of additional example, according to Dreyfus, a fund that has a long position in a futures or forward contract could “cover” its obligations thereunder by entering into an offsetting transaction (i.e., purchasing a put option on the same futures or forward contract with a strike price at least as high as the price of the contract held by the fund).

The Funds submit that the referenced disclosure, including the phrase “enter into certain offsetting positions,” is used in a manner that is consistent with the 10666 Release and its progeny, which include Dreyfus, and is intended to convey the fact that the Funds’ commitments with respect to trading practices involving contractual obligations to pay in the future will be covered by either segregating assets or entering into transactions that act to “offset” (i.e., “cover”) its obligations. To the extent the Funds cover short credit default swap positions with appropriate offsetting transactions (by, for example, buying protection through a credit default swap on the same underlying asset), the Funds believe that such practices are compliant with applicable SEC guidance.

The Funds understand that the Staff’s position is that funds may not cover short credit default obligations with offsetting positions. Accordingly, solely for purposes of having the Registration Statements declared effective, the Funds have revised the relevant disclosure as shown in Exhibit A. This disclosure will be observed by the Funds, but does not necessarily represent the position or policy of other Allianz-sponsored funds, each of which is governed by its own registration statement. In addition, the Funds reserve the right to modify this disclosure and related practices to the extent consistent with our understanding of future SEC and/or Staff positions.

The Funds respectfully submit that their disclosure, as modified, is otherwise substantively consistent with the Staff’s comment.

Disclosure regarding cover of numerous instruments in the middle of the second full paragraph on page 50

The relevant portions of this disclosure overlap with the disclosure on page 9, which the Funds have revised as shown on Exhibit A. The Funds have made conforming changes on page 50.

Disclosure regarding options on securities and indexes on page 15 of the SAI

The Funds have replaced the third, fourth and fifth paragraphs under “Investment Objectives and Policies—Derivative Instruments—Options on Securities and

Indexes” with the new disclosure shown on Exhibit A. The Funds retain the flexibility to invest in options on securities and indices, but do not currently invest significantly in such instruments and do not have plans to invest significantly in such instruments in the future. Upon review of the referenced disclosure, the Funds have determined that detailed discussion of coverage for options positions is not necessary.

Disclosure regarding futures and futures options on page 20 of the SAI

The Funds have replaced the first six paragraphs under “Investment Objectives and Policies—Derivative Instruments—Limitations on Use of Futures and Futures Options” with the new disclosure shown on Exhibit A. As with options, the Funds retain the flexibility to invest in futures and futures options, but do not currently invest significantly in such instruments and do not have plans to invest significantly in such instruments in the future. Upon review of the referenced disclosure, the Funds have determined that extensive discussion of coverage futures and futures options is not necessary.

Disclosure regarding cover of numerous instruments at the bottom of page 63 of the SAI

The Funds have made revisions to the relevant disclosure as shown on Exhibit A.

Please also clarify the disclosure appearing throughout the prospectus to the effect that “[the] Fund may (but is not required to) cover its commitments…”

The Funds have added clarifying language to the first paragraph on page 9 of the prospectus under “Prospectus Summary—Leverage.” See the addition marked in Exhibit A. Where appropriate, conforming changes have been made throughout each Fund’s prospectus.

Investment Objective, page 2

2.	Comment: We note that the Funds invest in convertible securities. If the Funds invest or expect to invest in contingent convertible securities (“CoCos”), consider what disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Funds invest in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal investment, please provide a description and appropriate risk disclosure. In addition, please advise whether the Funds intend to invest or currently invest in CoCos and the amount currently invested.

Response: The Funds have investments in only those CoCos that are generally convertible at the option of the security holder. Appropriate disclosure has been added to the “Convertible Securities” subsection in the “Prospectus Summary” and “Portfolio Contents” sections in each Fund’s prospectus (additions underlined):

The Fund may invest in contingent convertible securities (“CoCos”), the term “contingent convertible securities” refers solely to convertible securities that are generally convertible at the option of the security holder and not convertible securities that convert upon the occurrence of an external trigger event, such as the failure of the issuer to satisfy certain capitalization criteria.

Leverage risk, page 16

3.	Comment: Please revise the last paragraph on this page to clarify the distinction between “securities loans” and “loans of portfolio securities.” Please also remove the language “including, among others,” and specify the actual derivatives in which the Funds will principally invest. Please make this change in all places where similar language is used.

Response: “Loans of portfolio securities” is duplicative of “securities loans” in the paragraph referenced in the Staff’s comment. “Loans of portfolio securities” has been deleted here and throughout the Registration Statements where it appears in a similar context. While the Funds do not currently invest in all of the derivatives listed under the “Leverage Risk” subsection, because the Funds retain the flexibility to invest in a broad range of derivatives they respectfully submit that the current disclosure most accurately captures the Funds’ investment strategies.

Foreign (Non-U.S.) Investment Risk, page 19

4.	Comment: We note the references to Asia and South America. Please advise whether the Funds’ investments are concentrated in these regions. If so, please add relevant disclosure as to any risks of investing in these regions later in the prospectus.

Response: The references to Asia and South America are intended to be illustrative. The Funds’ investments are not concentrated in these regions.

Use of Proceeds, page 34

5.	Comment: Please disclose the specific timeframe in which the Funds expect to deploy the net proceeds of the offerings, rather than “promptly after receipt by the Fund.”

Response: The referenced paragraph has been revised to indicate that all offering proceeds (regardless of how they are applied) will be deployed within 30 days after receipt by the Fund.

6.	Comment: Please explain the reference to “outstanding indebtedness,” given that the Funds do not appear to have any outstanding indebtedness. Please also state the approximate amount of proceeds intended to be used for each stated purpose. See Item 7.1 of Form N-2.

Response: The Funds are currently engaged in a tender offer for their outstanding auction-rate preferred shares and intend to obtain alternative financing to replace the preferred shares that are tendered. The exact manner in which the Funds obtain replacement financing is not yet certain and will depend on market conditions, among other factors. The phrase “outstanding indebtedness or other forms of leverage” reflects the Funds’ intention to obtain alternative financing, as well as the fact that the form of the alternative financing is not yet known. The Funds will provide additional detail regarding the use of proceeds in a prospectus supplement setting forth the definitive terms of the preferred shares, which will be filed after effectiveness of the Registration Statements.

Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities, page 43

7.	Comment: Please add these risks to the disclosure, or advise why they are not applicable:

•	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

•	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and

•	Use of PIK and OID securities may provide certain benefits to the investment adviser, including increasing management fees and incentive compensation.

Response: The referenced disclosure has been revised as follows (additions underlined):

Zero-coupon bonds pay interest only at maturity rather than at intervals during the life of the security. Like zero-coupon bonds, “step up” bonds pay no interest initially but eventually begin to pay a coupon rate prior to maturity, which rate may increase at stated intervals during the life of the security. Payment-in-kind securities (“PIKs”) are debt obligations that pay “interest” in the form of other debt obligations, instead of in cash. Each of these instruments is normally issued and traded at a deep discount from face value. Zero-coupon bonds, step-ups and PIKs allow an issuer to avoid or delay the need to generate cash to meet current interest payments and, as a result, may involve greater credit risk than bonds that pay interest currently or in cash. Each instrument involves the risk that a borrower may default before deferred payments are due to be paid in cash. The Fund would be required to distribute the income on these instruments as it accrues, even though the Fund will not receive the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, to make income distributions to its shareholders. Zero-coupon bonds, “step up” bonds and PIKs may also be associated with heighted valuation risk, as accruals of non-cash interest earned may require judgments about the collectability of such payments and the value of associated collateral, if any.

Non-cash dividends associated with PIKs and accruals related to OID securities held in the Fund’s portfolio will be reflected in the Fund’s NAV, thereby increasing the advisory fee paid by the Fund, even though the risk exists that the Fund will never realize the returns on such securities.

The Funds respectfully submit that the second bullet point in the Staff’s comments is already addressed in the fourth sentence of the above paragraph. The Funds’ adviser does not intend or expect to derive any special benefits from investments in PIK or OID securities, so the Funds have not revised their disclosure in response to the final bullet point.

Principal Risks of the Fund, page 51

8.	Comment: We note disclosure on page 46 stating that some loans may not be considered “securities” for certain purposes under federal securities laws, and may offer less legal protection to the Funds in the event of fraud or misrepresentation. The principal risk disclosure does not appear to address this point. If you have determined that this is not a principal risk, please advise us as to the basis for that determination. Otherwise, please revise your principal risks disclosure to address this.

Response: The referenced disclosure has been duplicated and included under “Loan Participations and Assignments Risk” under “Principal Risks of the Funds” in each Fund’s prospectus.

Interest Rate Risk, page 54

9.	Comment: Please describe the concept of duration in the prospectus and include a brief example.

Response: The below disclosure has been added as the last paragraph under “Principal Risks of the Fund—Interest Rate Risk” in each Fund’s prospectus:

“Duration” is one measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. Accordingly, funds with longer average portfolio durations will generally be more sensitive to changes in interest rates than funds with shorter average portfolio durations. All other things remaining equal, for each one percentage point increase in interest rates, the value of a portfolio of fixed-income investments would generally be expected to decline by one percent for every year of the portfolio’s average duration above zero. For example, the value of a portfolio of fixed-income securities with an average duration of eight years would generally be expected to decline by approximately 8% if interest rates rose by one percentage point.

Foreign (Non-U.S.) Investment Risk, page 57

10.	Comment: Please add the following risks, as applicable:

•	Currency (i.e., exchange rate) fluctuations;

•	Difficulty in obtaining or enforcing a court judgment abroad;

•	Difficulties in transaction settlements and effect of this delay on shareholder equity;

•	Reduced liquidity in markets in which the Funds will invest.

See Guide 9 to Form N-2. Please also discuss in the SAI custodial arrangements for foreign securities.

Response: While the Funds may invest in U.S. dollar-denominated securities of non-U.S. issuers, the Funds do not have exposure to securities denominated in foreign currencies as a principal investment strategy. The above-listed risks are therefore of less relevance to the Funds than they would be to funds investing in locally traded non-U.S. securities. However, the Funds have made the additions shown below under “Foreign (Non-U.S.) Investment Risk” (additions underlined):

Foreign (Non-U.S.) Investment Risk

The Fund may invest up to 20% of its total assets in U.S. dollar-denominated securities of foreign issuers based in developed countries. The Fund’s investments in and exposure to foreign securities involve special risks. For example, the value of these investments may decline in response to unfavorable political and legal developments, unreliable or untimely information or economic and financial instability. Foreign securities may experience more rapid and extreme changes in value than investments in securities of U.S. issuers. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. As a result, foreign securities may have less liquidity than U.S. securities. Emerging and developing market countries may have different clearance and settlement procedures than in the U.S., and in certain markets there may be times when settlements fail to keep pace with the volume of securities transactions, potentially adversely affecting the Fund. Issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers. Reporting, accounting, auditing and custody standards of foreign countries differ, in some cases significantly, from U.S. standards. Also, nationalization, expropriation or other confiscation, currency blockage, fluctuations in currency values, political changes or diplomatic developments could adversely affect the Fund’s investments in foreign securities. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in foreign securities. It may be difficult for the Fund to obtain or enforce a court judgment in a non-U.S. jurisdiction. To the extent that the Fund invests a significant portion of its assets in a particular foreign country or a concentrated geographic area (such as Asia or South America), the Fund will generally have more exposure to regional economic risks associated with foreign investments. Also, adverse conditions in a certain region can adversely affect securities from other countries whose economies appear to be unrelated. The costs of investing in foreign countries frequently are higher than the costs of investing in the United States. Foreign countries may impose taxes on income from or transactions in foreign securities, thereby reducing the Fund’s return on such securities. The increased expense of investing in foreign markets reduces the amount the Fund can earn on its investments and typically results in a higher operating expense ratio for the Fund than for investment companies invested only in the United States.

Guide 9 to Form N-2 instructs funds with more than 10% of their assets in foreign securities to discuss in the Statement of Additional Information the fund’s foreign custody arrangements. Neither Fund currently holds foreign securities subject to Rule 17f-5 under the 1940 Act and, as a result, the Funds respectfully submit that Guide 9 is not applicable in the present case.

Investment Limitations, page 66

11.	Comment: Please clarify the disclosure stating that the “industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of utilities).” This comment also applies to identical language appearing on page 63 of the SAI.

Response: By way of background, the referenced disclosure is intended to put investors on notice that, notwithstanding its policy of not concentrating its investments in a particular industry, it may nevertheless focus its investments in related sectors, which are generally understood as representing comparatively broad segments of the economy. The disclosure is not intended to track or otherwise be responsive to Section 8(b) of the 1940 Act; it is simply providing supplemental information about how the portfolio will be managed. For the sake of clarity, the referenced disclosure has been revised as follows (deleted text in strikethrough):

The Fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors ~~(such as different types of utilities)~~.

The above is consistent with the disclosure used for recent fund launches in the Allianz complex.

Investment Management Agreement, page 68

12.	Comment: Please disclose that, because the fees received by the Investment Manager are also based on assets attributable to the use of leverage, the Investment Manager may have a conflict of interest in determining whether to use or increase the use of leverage. If true, please also disclose that the Investment Manager will: (a) base its decision regarding whether and how much leverage to use on its assessment of whether such use of leverage is in the best interests of the respective Fund and (b) seek to manage that potential conflict by periodically reviewing performance and use of leverage with the Board of Trustees.

Response: The Funds submit that the conflict of interest referenced in the Staff’s comment is not directly relevant to the Funds’ preferred shareholders, who do not bear the management fees or other expenses paid by the Funds (with respect to Common Shares). In the interest of making clear to investors that the Funds may continue to adjust their capital structures, each Fund has added the below disclosure to the cover of its prospectus:

The Fund and the Investment Manager continuously evaluate market conditions and the Fund’s capital structure, and the Fund retains the flexibility to increase, decrease or refinance its leverage facilities, subject to applicable regulations. The Fund may conduct multiple offerings of preferred shares, potentially at different price points, and may use the proceeds of these offerings to refinance then-existing leverage. Because the Investment Manager earns fees based on managed assets, the Investment Manager has a financial incentive for the Fund to use certain forms of leverage, such as borrowings, debt securities or preferred shares, which may create a conflict of interest between the Investment Manager, on the one hand, and the Common Shareholders, on the other hand.

Anti-Takeover Provisions in Declaration of Trust, page 76

13.	Comment: Please disclose whether the voting requirements to change the nature of the Funds’ business, approve extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law.

Response: The following sentence has been added at the end of the “Anti-Takeover Provisions in Declaration of Trust” section:

Each of the voting thresholds described in this section is higher than that required under state or federal securities law (to the extent required by state or federal securities law).

Repurchase of Common Shares; Conversion to Open-End Fund, page 77

14.	Comment: Please disclose the following with respect to conversion:

•	It may require changes in the management of a Fund’s portfolios in order to meet the liquidity requirements applicable to open-end funds;

•	It could affect the Funds’ ability to meet their respective investment objectives or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash; and

•	Whether the Funds contemplate charging sales or redemption fees upon conversion to an open-end fund and whether redemptions will be made in cash or securities.

Response: As disclosed under “Repurchase of Common Shares; Conversion to Open-End Fund,” all preferred shares would need to be redeemed or repurchased if the Funds were to convert to open-end Funds. The prospectuses included in the Registration Statements are only offering preferred shares. Disclosure related to the management of the Funds following conversion to open-end status is not relevant to prospective preferred shareholders and would risk implying to such investors that they would continue to have an interest in the Funds following such a conversion.

Distributions, page 79

15.	Comment: In the fifth paragraph, please disclose that, in certain circumstances in which there is a return of capital, an investor may be subject to tax even though the investor has experienced a net loss on his/her investment.

Response: The disclosure already addresses this point in the eighth paragraph of the referenced section, where it says that dividends are taxable to the extent of earnings and profits even though it is economically a return of the shareholder’s investment. The last sentence of the paragraph states that that can happen when the Fund’s net asset value reflects unrealized losses.

Statement of Additional Information

Securities Ownership, page 74

16.	Comment: Please disclose all equity securities of the registrant owned by all officers, trustees, and members of the advisory board of the registrant as a group, without naming them.

Response: The requested disclosure has been added under “Management of the Fund—Securities Ownership.”

Exhibits s.1-3 – Powers of Attorney

17.	Comment: Please file revised powers of attorney that relate to these specific filings. See Rule 483(b) under the Securities Act.

Response: A power of attorney specific to the filing will be filed as an exhibit to the registration statement in a Pre-Effective Amendment.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or David C. Sullivan (at 617-951-7362) if you have any questions or require additional information.

Very truly yours,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Craig Ruckman, Esq.

David C. Sullivan, Esq.

Exhibit A – Changes in Response to Comment 1

Revisions to disclosure regarding reverse repurchase agreements on the top of page 9

The Fund may (but is not required to) cover its commitments under reverse repurchase agreements, dollar rolls, derivatives and certain other instruments by the segregation of liquid assets, or, for certain instruments, by entering into offsetting transactions or owning positions covering its obligations. For instance, the Fund may cover its position in a reverse repurchase agreement by segregating liquid assets at least equal in amount to its forward purchase commitment (assuming such reverse repurchase agreement has a specified repurchase price). To the extent that ~~certain of these instruments are so covered~~ instruments involving contractual obligations to pay are so covered (either through segregation of liquid assets, or, for certain instruments, entry into an offsetting position), they will not be considered “senior securities” under the 1940 Act and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to forms of leverage used by the Fund. To the extent that reverse repurchase agreements, dollar rolls, derivatives and other instruments involving contractual payment obligations are not covered, they may be deemed to be “senior securities” under the 1940 Act and would, in that circumstance, be subject to the asset coverage requirements in Section 18 of the 1940 Act. However, reverse repurchase agreements and other such instruments, even if covered, may represent a form of economic leverage and create special risks. The use of these forms of leverage increases the volatility of the Fund’s investment portfolio and places holders of Series [            ] Preferred Shares at greater risk of loss than if these strategies were not used. See “Principal Risks of the Fund—Leverage Risk.” Failure to maintain certain asset coverage requirements could result in an event of default under certain borrowings that may be used by the Fund.

New disclosure regarding options on securities and indexes on page 15 of the SAI

The Fund may cover its obligations with respect to written call and put options by segregating liquid assets or, in certain instances, by entering into offsetting positions, in each case to the extent permitted by and in accordance with the 1940 Act and the rules and guidance thereunder.

New disclosure regarding futures and futures options on page 20 of the SAI

The Fund may cover its obligations with respect to futures contracts and options on futures contracts by segregating liquid assets or, in certain instances, by entering into offsetting positions, in each case to the extent permitted by and in accordance with the 1940 Act and the rules and guidance thereunder.

Revisions to disclosure regarding credit default swaps on the top of page 43

In connection with credit default swaps in which the Fund is the buyer, the Fund may segregate or “earmark” cash or liquid assets~~, or enter into certain offsetting positions,~~ with a value at least equal to the Fund’s exposure (any accrued but unpaid ~~net amounts~~premiums owed by the Fund, inclusive of any early termination penalty, to any counterparty), on a marked-to-market basis.

In connection with credit default swaps in which the Fund is the seller, the Fund may segregate or “earmark” cash or liquid assets~~, or enter into offsetting positions,~~ with a value at least equal to the full notional amount of the swap (minus any collateral on deposit or amounts owed to the Fund in connection with that position).

Revisions to disclosure regarding cover of numerous instruments at the bottom of page 63 of the SAI

To the extent the Fund covers its commitments under ~~a~~ reverse repurchase agreements, credit default swaps, derivatives and certain ~~or~~ other ~~derivative~~ instruments by the segregation of assets determined by AllianzGI U.S. to be liquid in accordance with procedures adopted by the Trustees~~, equal in value to the amount of the Fund’s commitment,~~ or, for certain instruments, by entering into an offsetting position, such instruments will not be considered ~~a~~ “senior securities~~y~~” for purposes of the asset coverage requirements otherwise applicable to borrowings by the Fund or the Fund’s issuance of Preferred Shares.